UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May, 2012

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.
(Translation of registrant’s name into English)

3 Iassonos Street
Piraeus, 18537 Greece
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐     No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

EXPLANATORY NOTE

This Report on Form 6-K/A amends and restates in its entirety the Report on Form 6-K deemed furnished to the Securities and Exchange Commission on May 14, 2012 with respect to a press release of Capital Product Partners L.P., dated May 14, 2012 (the “Original Filing”).  The information set forth in this Form 6-K/A supersedes and replaces the information set forth in the Original Filing.

Item 1 – Information Contained in this Form 6-K/A Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated as of May 14, 2012.

This report on Form 6-K/A is hereby incorporated by reference into the registrant’s registration statement, registration number 333-177491, dated October 24, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: May 14, 2012	By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
		Name:	Ioannis E. Lazaridis
		Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.